Exhibit 99.19

APPLIED INVENTIONS MANAGEMENT CORP.

Unaudited Interim Consolidated Financial Statements

For the nine month period ended May 31, 2018

(Expressed in Canadian Dollars)

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Applied Inventions Management Corp.

May 31,2018

Notice to Reader

Pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian Securities Administrators, if the auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by the auditor.

The accompanying unaudited interim consolidated financial statements of the Company for the interim periods ended May 31, 2018 and May 31, 2017, have been prepared in accordance with International Financial Reporting Standards and are the responsibility of the Company’s management.

The Company’s independent auditors, RSM Canada LLP, have not performed a review of the interim consolidated financial statements for the interim periods ended and as at May 31, 2018 and May 31, 2017 in accordance with the standards established by the Canadian Institute of Chartered Professional Accountants for a review of interim financial statements by an entity’s auditor.

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Applied Inventions Management Corp.

May 31,2018

Unaudited

CONTENTS

Page
Unaudited Interim Consolidated Financial Statements:
Balance Sheets	4
Statements of Loss and Comprehensive Loss	5
Statements of Changes in Equity	6
Statements of Cash Flows	7
Notes to Financial Statements	8 - 11

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Applied Inventions Management Corp.

Unaudited Interim Consolidated Balance Sheets

(Expressed in Canadian Dollars)

As at	May 31,	August 31,
	2018	2017
		(Audited)
Assets

Current
Cash	$696	$599

Liabilities

Current
Account payable and accrued liabilities	$15,283	$94,693
Shareholder advances - interest bearing (Note 5b)	140,624	89,056
Subordinate voting debenture (Note 3b)	429,591	331,875
	$585,498	$515,624

Shareholder’s deficiency

Capital stock (Note 4)	$2,520,946	$2,520,946

Equity portion of convertible debenture (Note 3b)	68,108	68,108

Warrant capital	46,323	46,323

Contributed surplus	749,685	749,685

Deficit	(3,969,864)	(3,900,087)
	$(584,802)	$(515,025)
	$696	$599

Nature of Business and Going Concern (Note 1)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

¨Michael Stein¨	¨Gabriel Nachman¨
Director (signed)	Director (signed)

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Applied Inventions Management Corp.

Unaudited Interim Consolidated Statement of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	May 31,		May 31,
	2018	2017	2018	2017

Expenses
Interest - debentures accretion and shareholder advances	$12,181	$37,579	$60,746	$109,938
Professional fees and expense recovery
(Note 6b)	—	—	(11,938)	—
Professional fees	8,190	3,632	20,868	58,218
Bank charges	35	35	101	185
Net Loss and Comprehensive Loss	($20,406)	($41,246)	($69,777)	($168,341)

Loss per share
Basic and fully diluted	$0.002	$0.026	$0.008	$0.108

Weighted average number of shares outstanding
Basic and fully diluted	8,228,034	1,601,403	8,228,034	1,552,317

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

5

Applied Inventions Management Corp.

Unaudited Interim Consolidated Statement of Changes in Equity

(Expressed in Canadian Dollars)

As at	May 31,	May 31,
	2018	2017
Capital Stock

Balance, beginning of year	$2,520,946	$2,192,923
Conversion of convertible debenture and accretion interest	—	333,086
Balance, end of period	$2,520,946	$2,526,009

Contributed Surplus
Balance, beginning of year and end of period	$749,685	$731,785

Equity Component of Convertible Debentures

Balance, beginning of year	$68,108	$128,048
Adjustment of equity component on conversion of convertible debenture (Note 4b)	—	(59,940)
Equity component of convertible debentures (Note 4b	—	—
Balance, end of period	$68,108	$68,108

Equity Component of Warrants

Balance, beginning of year	$46,223	—
Issue of warrants and conversion of convertible debenture (Note 4b)	—	39,260
Balance, end of period	$46,223	$39,260

Deficit
Balance, beginning of year	$(3,900,087)	$(3,712,707)
Net loss and comprehensive loss for the period	(69,777)	(168,341)
Balance, end of period	$(3,969,864)	$(3,881,048)

Shareholders’ Equity

Balance, beginning of year	$(515,025)	$(659,951)
Conversion of convertible debenture	—	333,086
Adjustment of equity component of convertible debenture	—	(59,940)
Issue of warrants	—	39,260
Net Loss and Comprehensive Loss for the period	(69,777)	(168,341)
Balance, end of period	$(584,802)	$(515,886)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

6

Applied Inventions Management Corp.

Unaudited Interim Consolidated Statement of Cash Flows

(Expressed in Canadian Dollars)

For the nine months ended	May 31,	May 31,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss and comprehensive loss	$(69,777)	$(168,341)
Interest and accretion accrued	60,746	109,938
	(9,031)	(58,403)
Working capital adjustment:

Increase (decrease) in accounts payable and accrued liabilities	(45,693)	(9,709)
Decrease in Professional fees and expense recovery	11,938	—

Net cash flows used in operating activities	(42,786)	(68,112)

CASH FLOWS FROM FINANCING ACTIVITIES

Advances from shareholder	42,883	68,015
Net cash flows generated from financing activities	42,883	68,015

NET (DECREASE) INCREASE IN CASH AND CASH	97	(97)
EQUIVALENTS

Cash and cash equivalents, beginning of the year	599	726

Cash and cash equivalents, end of the period	$696	$629

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

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Applied Inventions Management Corp.

Notes to Unaudited Interim Consolidated Financial Statements

May 31, 2018

(Expressed in Canadian Dollars)

1.	NATURE OF BUSINESS GOING CONCERN

On August 29, 2014, the Company filed articles of amendment changing its name from Applied Inventions Management Inc. to Applied Inventions Management Corp.

Applied Inventions Management Corp. (the "Company") is incorporated under the laws of the Province of Ontario.

These unaudited consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will realize its net assets and discharge its liabilities in the normal course of business. The Company has minimal assets. Without financial support from directors or shareholders, the Company will not be able to discharge its liabilities in the normal course of business and there are material uncertainties related to adverse conditions and events that cast significant doubt on the Company’s ability to continue as a going concern. The Company carries on the business of identification and evaluation of assets or businesses with a view to completing a potential acquisition.

The registered office of the Company is located at 1 Adelaide Street East, Suite 801, Toronto, Ontario M5C 2V9.

The board of directors of the Company approved these unaudited interim consolidated financial statements on July 19, 2018.

2.	SIGNIFICANT ACCOUNTING POLICIES AND DISCLOSURE

These unaudited consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and are in compliance with IAS 34, Interim Financial Reporting.

These unaudited interim consolidated financial statements do not include all disclosures normally provided in annual financial statements for the year ended August 31, 2017. In management's opinion, the unaudited interim consolidated financial information includes all the adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the year. The unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements for the year ended August 31, 2017 in accordance with International Financial Reporting Standards.

These unaudited interim consolidated financial statements are presented in Canadian dollars, which is the Company`s functional and reporting currency.

3.	SHAREHOLDER ADVANCES AND DEBT SETTLEMENT

a)	Shareholder Advances

Shareholder advances, principal plus accrued interest, include advances made by the shareholder on behalf of the Company since September 1, 2009. The advances bear interest at the rate of 10% per annum, are calculated on a monthly basis, are secured by a general security agreement and have no specified terms of repayment.

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Applied Inventions Management Corp.

Notes to Unaudited Interim Consolidated Financial Statements

May 31, 2018

(Expressed in Canadian Dollars)

b)	Debt Settlement - Voting Debentures

On April 27, 2016, the Company agreed to settle an aggregate of $645,154 of indebtedness owing to the controlling shareholder who is a director and President of the Company, and to WFE Investments Corp. (“WFE”), a company controlled by the controlling shareholder of the Company, in exchange for the Company issuing a first secured Subordinate Voting Debenture in the nominal principle amount of $343,154 to the controlling shareholder and a first secured Multiple Voting Debenture in the nominal principle amount of $302,000 to WFE. The debentures bear interest at a stated rate of 10% per annum. Interest is payable quarterly and the principle amounts outstanding are due on April 27, 2018, the maturity date.

The secured Subordinate Voting Debenture and the Multiple Voting Debenture and any unpaid interest thereon are convertible, at the option of the holders into Subordinate Voting Units and Multiple Voting Units respectively at a conversion price of $0.05 per Subordinate Voting Unit or Multiple Voting Unit respectively prior to the maturity date. Each Subordinate Voting Unit and each Multiple Voting Unit will consist of one Class “A” subordinate voting share and one Class “B” multiple voting share respectively and one detachable share purchase warrant. Each warrant shall entitle the holder thereof to acquire one Class “A” subordinate voting share at a price of $0.06 per share until two years from the date of issuance.

The fair value of the liability component at the time of issue of $275,046 and $242,060 for the Subordinate Voting and Multiple Voting Debentures respectively, was calculated as the discounted cash flows for the convertible debenture assuming a 22% interest rate which was based on the estimated market interest rate for a convertible debenture without a conversion feature. The fair value of the equity component (conversion feature) of $68,108 and $59,940 for the subordinate voting and multiple voting debentures, respectively, was determined at the time of issue as the difference between the fair value of the compound convertible debentures and the fair value of the liability component corresponding to a rate that the Company would have obtained for a similar financing without the conversion option.

On May 30, 2017, the Multiple Voting Debenture and accrued interest were converted into 6,700,260 Class “B” Multiple Voting Shares and 6,700,260 Class ”A” detachable share purchase warrants.

On May 28, 2018 Subordinate Voting Debenture date was extended to October 27, 2020, on the same terms and conditions.

	Subordinate Voting	Multiple Voting
	Debenture	Debenture

Nominal value of debentures issued	$343,154	$302,000
Equity Component	(68,108)	(59,940)
Liability component at date of issue	$275,046	$242,060

Conversion of interest to debenture value	71,496	—
Accretion	83,049	39,333
Conversion	—	(281,393)
Liability component at May 31, 2018	$429,591	$—

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Applied Inventions Management Corp. Notes to Unaudited Interim Consolidated Financial Statements May 31, 2018 (Expressed in Canadian Dollars)

4.	CAPITAL STOCK

a)	Authorized:

Unlimited Class "A" Subordinate Voting Shares, convertible into an equal number of Class “B” shares at the option of the holder upon an offer to purchase all or substantially all of the Class “B” shares of the Company;

Unlimited Class "B" Multiple Voting (20 votes per share) Shares, convertible into an equal number of Class “A” Shares at the option of the holder;

Unlimited Class "C" Preference Shares.

a)	Issued and outstanding:

	May 31, 2018		August 31, 2017
	Number of	Amount	Number of	Amount
	Shares		Shares

Class “A” Subordinate Voting Shares	388,435	$1,106,187	388,435	$1,106,187

Class “B” Multiple Voting Shares	7,839,599	1,414,759	7,839,599	1,414,759

	8,228,034	$2,520,946	8,228,034	$2,520,946

b)	Stock Options

On April 26, 2016, 150,000 options to purchase Class “A” shares were granted under the Company’s stock option plan to directors of the Company. The options were fully vested at the date of granting, have an exercise price of $0.05 per share and expire on April 29, 2021. The fair value of these stock purchase options granted was determined, at the time of grant using the Black-Scholes option pricing model, to be $745 (see Note 7 of the Company’s audited consolidated statements as at August 31, 2017).

c)   On October 27, 2017, the Company granted 600,000 options to its directors with an exercise price of $0.05 and an expiry date of October 27, 2022

5.	RELATED PARTY TRANSACTIONS

a)	The interest expense of $60,746 (2017 - $109,938) is due to the current controlling shareholder who is also a director and officer of the Company. Interest expense of $8,685 (2017 - $3,966) is interest accrued on outstanding shareholder advances that are interest bearing. Interest expense of $25,841 (2017 - $46,139) is interest accrued on the outstanding Subordinate and Multiple Voting Debentures.

b)	As at May 31, 2018 the Company has Shareholder Loans due to the current controlling shareholder who is also an officer and director of the Company of a $140,624 (August 31, 2017 - $89,056) bearing interest at 10% per annum secured by a general security agreement.

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Applied Inventions Management Corp. Notes to Unaudited Interim Consolidated Financial Statements May 31, 2018 (Expressed in Canadian Dollars)

On April 27, 2016, the Company agreed to settle an aggregate of $645,154 of indebtedness owing to the controlling shareholder who is a director and officer of the Company, and to WFE Investments Corp. (“WFE”), a company controlled by the controlling shareholder of the Company, in exchange for the Company issuing a first secured Subordinate Voting Debenture in the principal amount of $343,154 to the controlling shareholder and a first secured Multiple Voting Debenture in the principal amount of $302,000 to WFE (Note 3b).

On May 30, 2017 WFE a company controlled by the controlling shareholder of the Company converted a secured Multiple Voting Debenture into 6,700,260, Multiple Voting units, at $0.05 per unit comprising 6,700,260 Class “B” Multiple Voting Shares and 6,700,260 Class “A” detachable share purchase warrants totaling $335,013.

The conversion was accounted for as the elimination of the Multiple Voting Debenture liability with a transfer of the recorded liability and the equity component of the debenture to be paid in value of the Class “B” Multiple Voting Shares and detachable share purchase warrants (Note 3b).

(c) Included in accounts payable and accrued liabilities is $6,030 (August 31, 2017 - $24,200) related to the reimbursement of expenses and fees owed to an officer, director and current controlling shareholder.

6.	EXCLUSIVITY AGREEMENT

a)	On September 29, 2017, the Company entered into an exclusivity agreement (the “Exclusivity Agreement”) to complete a business combination with a third party (the “Target”), resulting in a reverse takeover of the Company (the “Proposed Transaction”). During the exclusivity period which expired on December 31, 2017, the parties have agreed to negotiate a binding agreement to complete the Proposed Transaction. As part of the Exclusivity Agreement the Target agreed to pay certain expenses of the Company during the exclusivity period.

b)	On December 31, 2017, the Exclusivity Agreement expired. Professional fees and expenses incurred by the Company amounting to $11,938 (2016- $nil) with respect to the Potential Transaction were recoverable from the third party and have been paid.

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